UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited (SDRL) - Third Quarter 2022 Results

Hamilton, Bermuda, November 30, 2022 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL), a leader in offshore drilling, provides financial results for the three months ended September 30, 2022.

3Q 2022 Highlights

•	Strong operational performance in 3Q 2022, resulting in 98% technical utilization.

•	Total operating revenues of $269 million, operating profit of $20 million and Total Adjusted EBITDA[1] of $71 million, representing 23% Total Adjusted EBITDA margin.

•	Cash and cash equivalents of $349 million as at September 30, 2022, of which $224 million was unrestricted cash.

•

A share purchase agreement was signed on September 01, 2022, agreeing to sell the legal entities that own and operate seven jackup rigs (AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida and West Leda) in the Kingdom of Saudi Arabia.

•

Share purchase agreements were signed on September 30, 2022, to sell Seadrill’s entire 35% shareholding in Paratus Energy Services Limited. The closing is expected to occur in December 2022 or early 2023.

•

Seadrill added $91 million of Order Backlog[2], bringing the total as at September 30, 2022 to approximately $3.0 billion, of which $718 million related to seven jackup rigs contracted in the Kingdom of Saudi Arabia that were sold in October.

Subsequent Events

•

Seadrill received approval to relist its common shares on the New York Stock Exchange, with trading commencing on October 14, 2022. Subsequently, Seadrill’s status on the Euronext Expand changed from a primary listing to a secondary listing.

•

Seadrill completed the sale of the legal entities that own and operate seven jackup rigs (AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida and West Leda) in the Kingdom of Saudi Arabia on October 18, 2022 (the “Jackup Sale”). The Jackup Sale triggered a mandatory payment of $204 million (inclusive of principal, accrued interest and exit fee) under Seadrill’s second lien debt facility.

•

On November 14, 2022, Seadrill made a voluntary payment of $269 million (inclusive of principal, accrued interest and exit fee) under its second lien debt facility. As such, in total, Seadrill made payments under its second lien debt facility of $473 million.

•	Seadrill received approval to uplist its common shares from the Euronext Expand to the main list of the Oslo Stock Exchange, with the first day of trading being November 17, 2022.

Financial Highlights
Figures in USD million, unless otherwise indicated	3Q22	2Q22	Change* %
Total Operating Revenues	269	253	6%
Total Adjusted EBITDA[1]	71	75	(5)%
Total Adjusted EBITDA Margin [1]	23.4%	26.4%	(11)%
Operating Profit	20	25	(20)%

Simon Johnson, CEO, commented:

“Third quarter results reaffirmed Seadrill’s consistent and solid performance this year, with once again high levels of utilization during the quarter, driven by our operational excellence. Total Adjusted EBITDA was $71 million, in line with Management’s expectations.

The West Saturn and West Carina have recently commenced operations in Brazil for their long-term contracts and we look forward to the West Tellus and West Jupiter commencing operations in the coming weeks, solidifying our position as the number one international driller in Brazil.

The sale of 7 jackups to ADES and our stake in Paratus Energy Services are transformative transactions as they enable us to considerably deleverage our balance sheet and materially reduce our cost of debt, driving value for our shareholders and making Seadrill a simpler business to understand for investors.

Furthermore, Seadrill reached the significant milestone of being dual listed on two major stock exchanges, after we re-listed on the New York Stock Exchange and up-listed to the main market of the Oslo Stock Exchange. We remain in a strong position to continue delivering for all our stakeholders and to capitalize on market opportunities. We are focused on ensuring our fleet is one of the youngest and most-technologically advanced in the offshore drilling business and expect to be at the forefront of the sector’s recovery as it continues to be buoyed by strong fundamentals.”

[1]

Total Adjusted EBITDA and Total Adjusted EBITDA Margin are non-GAAP financial measures. For a definition of each such measure and a reconciliation to the most comparable GAAP financial measure, please see the Appendices.

[2]	For a description of Order Backlog, please see “Commercial Review”.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this communication, including those regarding future guidance, including total revenue, Adjusted EBITDA, Total Adjusted EBITDA and capital expenditures and long-term maintenance, and statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates are forward-looking statements. These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, inflation, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats, our ability to maintain relationships with suppliers, customers, employees and other third parties and our ability to maintain adequate financing to support our business plans following emergence from the Chapter 11 proceedings, our ability to successfully complete any acquisitions, divestitures and mergers (including the sale of the Company’s interest in Paratus Energy Services Limited), our liquidity and the adequacy of cash flows for our obligations, our liquidity and the adequacy of cash flows for our obligations, our ability to satisfy the continued listing requirements of the New York Stock Exchange (“NYSE”) and the Oslo Stock Exchange (“OSE”), or other exchanges where our common shares may be listed, or to cure any continued listing standard deficiency with respect thereto, political and other uncertainties, including those related to the conflict in Ukraine, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, customs and environmental matters, the potential impacts on our business resulting from decarbonization and emissions legislation and regulations, the impact on our business from climate-change generally, and the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 (File No. 001-39327) and subsequent reports on Form 6-K.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

November 30, 2022

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Simon Johnson	President and Chief Executive Officer

Analyst and investor questions should be directed to:
David Warwick	Director of Investor Relations	+971 58 687 4132

Media questions should be directed to:
Sara Dunne	Director of Communications	+1 281 630 7064

THIRD QUARTER 2022

OPERATING REVIEW

Rig Activity

The third quarter status and performance of Seadrill Limited’s owned rig fleet was as follows (1):

As at September 30, 2022	Floaters	Jackups	Harsh Environment	Total
Operating	3	7	2	12
Technical utilization (2)	98%	100%	95%	98%
Economic utilization (3)	95%	99%	98%	97%
Future contracted	4	3	—	7
Idle	1	1	—	2

Total	8	11	2	21

[1]

Table includes four operating jackups and three future contracted jackups sold to subsidiaries of ADES Arabia Holding Ltd. (together “ADES”) on October 18, 2022. Economic and technical utilization does not include West Gemini and the three jackup rigs on bareboat charter to Gulfdrill.

[2]	Technical utilization is calculated as the total hours available for work, excluding planned maintenance, divided by the total number of hours in the period.

[3]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

Technical utilization across all segments was 98% for the period. The floater and jackup segments in particular performed strongly with technical utilization of 98% and 100% respectively. Economic utilization for floaters and jackups was 95% and 99% respectively for the period. The harsh environment segment achieved 95% technical utilization and 98% economic utilization for the period.

The Company had two drillships and one semi-submersible rig operating as of September 30, 2022. The West Neptune continued under contract in the US Gulf of Mexico with LLOG Exploration Offshore, L.L.C. (“LLOG”), while the West Gemini continued its work with TotalEnergies in Angola. From July 1, 2022, the West Gemini has been leased to the Sonadrill joint venture. Seadrill manages the rig on behalf of the joint venture, earning a fee in doing so. The benign environment semi-submersible Sevan Louisiana completed its contract with ENI in the US Gulf of Mexico in August, after which it commenced follow-on operations with Talos Production Inc (“Talos”) in the same geography. During the period, the West Saturn and the West Carina continued preparations for long-term campaigns in Brazil with Equinor and Petrobras respectively; both of these rigs commenced operations in the fourth quarter of 2022. The West Tellus concluded its operations with Shell in September, after which the rig started preparations for its next contract in Brazil with Petrobras that is expected to commence in the fourth quarter of 2022. Lastly, the West Jupiter continued its reactivation for a long-term contract with Petrobras in Brazil that is expected to commence in the fourth quarter of 2022.

The Company had seven jackups operating at the end of the period, all of which were based in the Middle East. The AOD I, AOD II, AOD III and West Callisto continued work in the Kingdom of Saudi Arabia, whilst the West Castor, West Telesto, and West Tucana continued on bareboat charter to Seadrill’s joint venture in Qatar, Gulfdrill. In addition to the seven operating jackups, Seadrill had three future contracted units: the West Ariel, West Cressida and West Leda. The AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida and West Leda were sold to ADES on October 18, 2022.

As at September 30, 2022, Seadrill had two owned harsh environment rigs operating in Norway. The West Elara remained on contract with ConocoPhillips and the West Phoenix continued operations with VAR Energi.

Seadrill has one cold stacked benign environment semi-submersible (West Eclipse) and one cold stacked jackup (West Prospero). Seadrill is continuing to actively market these rigs and will only reactivate cold stacked units where suitable work is secured and appropriate investment returns can be achieved.

The third quarter status and performance of Seadrill Limited’s managed/leased rig fleet was as follows:

As at September 30, 2022	Floaters	Jackups	Harsh Environment	Total
Operating	2	5	2	9
Technical utilization	100%	99%	97%	99%

As of September 30, 2022, the Company managed two drillships, the Libongos, and the Quenguela on behalf of the Sonadrill joint venture in Angola. The Libongos and the Quenguela are owned by Sonangol and are on bareboat charter to Sonadrill.

The managed jackup fleet consists of five rigs (West Titania, West Oberon, West Defender, West Intrepid and West Courageous), which are owned by SeaMex and are on contract with Pemex, drilling in Mexico.

During the third quarter of 2022, Seadrill had two harsh environment units under leasing arrangements. The first was the West Linus operating on the Norwegian Continental Shelf, which was leased from SFL Corporation Ltd (“SFL”) and under contract with ConocoPhillips. On September 30, 2022, the West Linus lease ended and the rig was redelivered to SFL. The second unit is the West Hercules, also leased from SFL, which was operating with Equinor in Canada during the third quarter of 2022. The West Hercules concluded its contract with Equinor in October and is expected to be redelivered to SFL later in the fourth quarter of 2022.

FINANCIAL REVIEW
Abbreviated Income Statement

(in $ millions)	3Q22	2Q22
Total operating revenues	269	253
Total operating expenses	(250)	(228)
Total other operating items	1	—

Operating profit	20	25

Total financial and other non-operating items, net	(36)	(53)
Income tax expense	(2)	(8)
Profit from discontinued operations	2	—

Net loss	(16)	(36)

Adjusted EBITDA from continuing operations	57	64

Adjusted EBITDA from discontinued operations	14	11

Total Adjusted EBITDA	71	75

On September 1, 2022, Seadrill entered into a share purchase agreement (the “Jackup SPA”) with ADES for the sale of the entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the “KSA Business”). The sale closed on October 18, 2022. Following entry into the Jackup SPA, we have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, assets and liabilities associated with the KSA Business were reclassified as held-for-sale.

Total operating revenues for 3Q22 were $269 million (2Q22: $253 million), an increase of $16 million, primarily as a result of a full quarter of operations for the West Hercules and increased dayrates earned by the West Tellus and Sevan Louisiana. This was partly offset by West Saturn not operating in 3Q22 due to preparation for its new contract and lower management contract reimbursable revenues from Sonangol.

Total operating expenses for 3Q22 were $250 million (2Q22: $228 million) an increase of $22 million, primarily attributed to the increased operating days described above, together within increased personnel expenses following a reinstatement of the Company’s short term incentive plan that was approved during the third quarter.

Adjusted EBITDA from continuing operations was $57 million in 3Q22 (2Q22: $64 million), and EBITDA margin was 21.2% (2Q22: 25.3%). The decrease in adjusted EBITDA is due to the variances described above.

Total financial and other items for 3Q22 was a $36 million expense (2Q22: $53 million expense). The $17 million decrease is primarily attributed to the non-repeat of equity accounted losses on investments in associates incurred in the second quarter and lower foreign exchange losses.

Income tax expense for 3Q22 was $2 million (2Q22: $8 million), a decrease of $6 million, which was due to deferred tax assets recognized in Switzerland, and other immaterial movements.

Net loss for 3Q22 was $16 million (2Q22: $36 million net loss), a favorable variance of $20 million.

Abbreviated Cash Flow Statement—Continuing operations3

(in $ millions)	3Q22	2Q22
Net cash used in operating activities	(22)	(39)
Net cash used in investing activities	(93)	(37)
Net cash provided by financing activities	—	—
Effect of exchange rate changes on cash	(2)	(7)

Net decrease in cash and cash equivalents, including restricted cash	(117)	(83)

Cash and cash equivalents, including restricted cash, at beginning of the period	466	549

Cash and cash equivalents, including restricted cash, at the end of period	349	466

Net cash used in operating activities for 3Q22 was a $22 million outflow (2Q22: $39 million outflow), a decrease of $17 million. The decrease was primarily attributable to operations and project related accrual increases, timing of receipts from customers, and receipt of deferred revenues, offset by increased mobilization expenditures and payments relating to reactivation project related long-term maintenance for the West Carina, West Jupiter and West Saturn ahead of their upcoming contracts in Brazil.

Net cash used in investing activities in 3Q22 was a $93 million outflow (2Q22: $37 million outflow), an increase of $56 million. The increase was primarily due to funding provided to discontinued operations for capital expenditures and higher rig upgrade expenditures on rig reactivation projects for the West Carina and West Jupiter.

Effect of exchange rate changes on cash in 3Q22 was a $2 million outflow (2Q22: $7 million outflow), a decrease of $5 million. The outflow is attributable to restricted cash balance held in Brazilian Real which depreciated in value against the US Dollar during the quarter.

Net decrease in cash and cash equivalents, including restricted cash in 3Q22 was $117 million (2Q22: $83 million outflow) resulting in total cash and cash equivalents, including restricted cash, of $349 million as of September 30, 2022 (June 30, 2022: $466 million).

[3]	The abbreviated cash flow statement above excludes cash flows from discontinued operations.

Abbreviated Balance Sheet
(in $ millions)	As at September 30, 2022	As at June 30, 2022
Cash and cash equivalents	224	334
Restricted cash	125	132
Other current assets	864	454
Non-current assets (excluding non-current restricted cash)	1,769	2,007

Total assets	2,982	2,927

Other current liabilities	417	341
Non-current liabilities	1,111	1,116
Equity	1,454	1,470

Total liabilities and equity	2,982	2,927

Cash and cash equivalents, which excludes restricted cash, was $224 million as of September 30, 2022 (2Q22: $334 million). The decrease was primarily due to capital expenditures on rig reactivation and upgrade projects, unfavorable working capital movements, and interest payments, partially offset by releases of restricted cash balances described below.

Restricted cash was $125 million as of September 30, 2022 (2Q22: $132 million). The decrease was primarily due to the release of bank guarantees related to disposed rigs.

Other current assets were $864 million as of September 30, 2022 (2Q22: $454 million). The increase was due to the KSA Business non-current assets held for sale being reclassified as current in the third quarter following the signing of the Jackup SPA. In addition, there were higher management fee receivables from Sonadrill, and increased deferred mobilization and contract preparation expenditures primarily related to the West Carina, West Jupiter, and West Saturn ahead of those rigs returning to operations in Brazil.

Non-current assets (excluding non-current restricted cash) were $1,769 million as of September 30, 2022 (2Q22: $2,007 million). The decrease was primarily attributable to the KSA Business non-current assets held for sale being reclassified as current in the quarter, partly offset by increased capital expenditures incurred on rig reactivation and upgrade projects.

Other current liabilities were $417 million as of September 30, 2022 (2Q22: $341 million). The increase was mainly attributable to increased accruals on certain shipyard projects, increased accruals related to the reinstatement of the Company’s short term incentive plan, and a reclassification of certain debt liabilities from non-current to current where payments have become due within one year.

Non-current liabilities were $1,111 million as of September 30, 2022 (2Q22: $1,116 million). The decrease was mainly due to amortization of unfavorable contracts and a reclassification of certain debt liabilities from non-current to current where payments have become due within one year.

Equity was $1,454 million as of September 30, 2022 (2Q22: $1,470 million). The decrease was due to the net loss for 3Q22.

Liquidity and Capital Structure

As at September 30, 2022, total cash and cash equivalents was $349 million, comprising $224 million of unrestricted cash and $125 million of restricted cash. The major components of restricted cash include $70 million of cash held as collateral for a local tax case in Brazil, $23 million of cash held in escrow in the Kingdom of Saudi Arabia, and $17 million held as collateral for a guarantee facility.

Subsequent to September 30, 2022, we received $670 million in respect to the Jackup Sale and made mandatory and voluntary payments under the second lien debt facility of $204 million and $269 million respectively (inclusive of principal, accrued interest and exit fee).

On October 18, 2022, in connection with the Jackup Sale, Seadrill made a mandatory payment of $204 million under its secured second lien debt facility. The payment was comprised of $192 million in debt principal, $10 million in exit fee, and $2 million in accrued interest. Furthermore, on November 14, 2022, Seadrill made a voluntary payment of $269 million under its second lien debt facility. This payment was comprised of $250 million in debt principal, $13 million in exit fee, and $6 million in accrued interest. As such, in total, post period Seadrill made payments under its second lien debt facility of $473 million, including $442 million in debt principal.

COMMERCIAL REVIEW

Order Backlog1

Order Backlog at September 30, 2022 was approximately $3.0 billion, of which $718 million related to seven jackup rigs contracted in the Kingdom of Saudi Arabia that were sold to ADES in October. During the quarter ended September 30, 2022, Seadrill added $91 million of Order Backlog, while consuming $266 million.

Key additions during the quarter included:

•	The West Tellus extended its contract with Shell by 37 days, adding Order Backlog of $18 million.

•

The West Neptune secured a six-month firm term extension, with a further six-month optional period, with LLOG in the US Gulf of Mexico. The extension will commence in direct continuation of the existing term and is expected to keep the rig busy until Q4 2023, furthering the rig’s long-term association with LLOG since its delivery from the shipyard. Total contract value for the firm-term is approximately $73 million, with an additional $78 million for the optional period.

Order Backlog consumption for the period ended September 30, 2022 was higher than the previous quarter primarily due to the West Tellus being contracted at a higher operating dayrate during this period and the West Hercules having an entire quarter of operations during this period (in contrast to the prior period).

In addition, since June 30, 2022, there have been the following key adjustments to Seadrill’s Order Backlog:

•

The sale of seven jackup rigs contracted in the Kingdom of Saudi Arabia to ADES was completed on October 18, 2022, leading to an Order Backlog adjustment of $711 million ($7 million of Order Backlog was consumed between September 30, 2022 and October 18, 2022).

•	The Sevan Louisiana had updates to its well schedule, adding a further $50 million in Order Backlog. As a result, operations are now expected to conclude with Talos in the fourth quarter of 2023.

•	The West Phoenix is now expected to be busy on its current contract until March 2024 due to an updated well schedule, which added $39 million in Order Backlog.

The Sonadrill joint venture secured a 12-well extension in Angola for the Libongos drillship. Commencement is expected in the fourth quarter of 2022, in direct continuation of the existing contract, and the firm term is approximately 25 months. Total contract value for the firm portion of the contract attributable to Sonadrill is approximately $327 million, inclusive of additional services.

Seadrill’s Order Backlog as of November 30, 2022 is $2.4 billion.

[1]

Order Backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism, the Company utilizes the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Order Backlog includes management contract revenues and lease revenues from bareboat charter arrangements. Order Backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to Non-Consolidated Entities.

Trading Outlook2

Fundamentals of the oil and gas sector are expected to remain resilient in the near to medium term and are supportive of a positive outlook for offshore drilling. Following multiple years of underinvestment by E&P (“Exploration and Production”) companies, reserves are depleting and replacement ratios are lower than that required to meet future energy consumption. Offshore E&P spending in 2022 is forecasted to reach the highest level since 2017, and further growth is expected thereafter, with NOCs playing a pivotal role. As a result of the strong demand backdrop, coupled with scrapping programs in recent years and renewed capital discipline amongst drillers, marketed utilization is approximately 90% for the majority of drilling sectors.

The benign ultra-deepwater floater market continues to rally, with constantly improving leading-edge dayrates. The Golden Triangle (the Gulf of Mexico, South America, and West Africa) has been a key driver of growth in 2022 and is expected to continue to be a focal point in the longer term, supported in particular by the outlook for Brazil and Africa. Marketed utilization of drillships remains above 90%, with utilization for 7th generation units at 95%, reflecting operators’ preference for high-specification units. The current tightness in the benign floater market is largely driven by supply constraints, and with challenges in global supply chains resulting in longer lead-times for upgrades and reactivations, utilization could reach levels not seen since the previous upcycle.

The benign jack-up market has further strengthened as demand in the Middle East reached all-time highs, mainly driven by Saudi Arabia but also supported by Qatar and the UAE. Marketed utilization for premium units is at 93%, with total utilization only marginally lower.

The harsh environment market is still relatively subdued, however in the medium-term the outlook is more encouraging, especially for the high-specification semi-submersibles. Harsh environment floater demand is expected to recover from 2024, with several FIDs anticipated in Norway and a renewed focus on energy security in both the UK and Norway. The harsh environment jack-up segment has faced some near-term headwinds, including idle time and sublets in the CJ70 market. Recent fixtures in the UK jack-up market, however, suggest a substantial uptick in dayrates compared to 2021 levels.

Seadrill is encouraged by developments in the oil and gas sector and supports the view that offshore drilling is at the beginning of a sustained upcycle, in which we are well-positioned, with one of the youngest and most technologically-advanced fleets among our peers.

[2]	Sources: S&P Global (Petrodata Rigs), Rystad Energy, Upstream

Market Guidance (unaudited)

In US$ million	2022 Guidance (1)
Total revenue (2)	$1,115 million - $1,125 million
Total Adjusted EBITDA (3)	$245 million - $265 million
Capital expenditures and long-term maintenance (4)	$280 million - $300 million

Notes:

1.

Full Year 2022 Guidance is a non-GAAP financial measure, including predecessor period. Operating results include seven Jackup rigs sold to ADES in October 2022, which have been classified as discontinued operations within our GAAP reporting.

2.

Total Revenue excludes forecasted mobilization revenues to be received of approximately $60 million which will be deferred on the balance sheet and amortized through revenue over firm contract periods beyond 2022.

3.

Total Adjusted EBITDA excludes forecasted mobilization revenue to be received of approximately $60 million. It also excludes forecasted mobilization costs to be incurred of approximately $110 million which will be deferred on the balance sheet and amortized through operating expenses over firm contract periods beyond 2022. Please refer to appendix I for a definition of Total adjusted EBITDA.

4.

Capital expenditures and long-term maintenance include upgrades, special periodic surveys, reactivations and expenditures for long-term maintenance but exclude mobilization costs which are deferred on the balance sheet and amortized through operating expenses over the firm term of the relevant contract. Several reactivation and upgrade projects are expected to span the year-end and could materially impact the level of expenditures recognized in 2022 compared with the guidance provided. The guidance provided includes approximately $50 million of project costs incurred pre-closing on reactivating and upgrading jackup rigs sold to ADES in October 2022. These costs were reimbursed or otherwise assumed in full by ADES as part of the purchase consideration on closing. Any further project costs post closing are the responsibility of the buyer.

Appendix I - Reconciliation of Operating Profit to Adjusted EBITDA and Total Adjusted EBITDA

Adjusted EBITDA represents operating profit from continuing operations before depreciation, amortization and similar non-cash charges. Additionally, in any given period the Company may have significant, unusual or non-recurring items which may be excluded from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Total Adjusted EBITDA represents Adjusted EBITDA from continuing operations as well as from discontinued operations.

Adjusted EBITDA and Total Adjusted EBITDA are non-GAAP financial measures used by investors to measure Seadrill’s ongoing financial and operating strength. The Company believes that Adjusted EBITDA and Total Adjusted EBITDA assist investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating profit between periods.

Adjusted EBITDA and Total Adjusted EBITDA should not be considered as alternatives to operating profit or any other indicator of Seadrill Limited’s performance calculated in accordance with the US GAAP. Adjusted EBITDA margin is Adjusted EBITDA as a percentage of operating revenues. Total Adjusted EBITDA margin is Total Adjusted EBITDA as a percentage of total operating revenues.

The table below reconciles operating profit from continuing operations and discontinued operations to Adjusted EBITDA and Total Adjusted EBITDA, respectively, for the current results presented:

Figures in USD million, unless otherwise indicated	Three months ended September 30, 2022	Three months ended June 30, 2022
Operating profit from continuing operations	20	25
Depreciation	28	28
Amortization of intangibles	10	11
Gain on disposals	(1)	—

Adjusted EBITDA - continuing operations (a)	57	64

Total operating revenues (c)	269	253
Adjusted EBITDA margin - continuing operations	21.2%	25.3%
Operating profit from discontinued operations	3	—
Depreciation	4	7
Amortization of intangibles	2	4
Costs associated with disposal	5	—

Adjusted EBITDA - discontinued operations (b)	14	11

Total operating revenues - discontinued operations (d)	35	31
Adjusted EBITDA margin - discontinued operations	40.0%	35.5%

Total Adjusted EBITDA (a+b)	71	75

Total operating revenues from continuing and discontinued operations (c+d)	304	284
Total Adjusted EBITDA margin	23.4%	26.4%

The table below reconciles operating profit to Total Adjusted EBITDA for the 2022 guidance numbers presented in the “Market Guidance (unaudited)” section:

	2022 Guidance[1]
Figures in USD million, unless otherwise indicated	Low end of the range	High end of the range
Operating profit	57	77
Depreciation	135	135
Amortization of intangibles	44	44
Cost associated with disposal	13	13
Changes in expected credit loss allowances	(1)	(1)
Gain on disposals	(3)	(3)

Total Adjusted EBITDA	245	265

Total operating revenues	1,115	1,125
Total Adjusted EBITDA margin	22.0%	23.6%

Seadrill Limited

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), and the three and nine months ended September 30, 2021 (Predecessor)

F-2

Unaudited Consolidated Statements of Comprehensive Income for the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), and the three and nine months ended September 30, 2021 (Predecessor)

F-3

Unaudited Consolidated Balance Sheets as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor).	F-4

Unaudited Consolidated Statements of Cash Flows for the period from February 23, 2022 through September 30, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor) and the nine months ended September 30, 2021 (Predecessor)

F-5

Unaudited Consolidated Statements of Changes in Equity for the period from February 23, 2022 through September 30, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor) and the nine months ended September 30, 2021 (Predecessor)

F-7

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and nine months ended September 30, 2021 (Predecessor)

	Successor	Predecessor	Successor	Predecessor
(In $ millions, except per share data)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Operating revenues
Contract revenues	187	164	435	124	457
Reimbursable revenues	9	9	21	4	26
Management contract revenues (1)	63	42	140	36	130
Other revenues (1)	10	7	19	5	19

Total operating revenues	269	222	615	169	632

Operating expenses
Vessel and rig operating expenses	(137)	(153)	(323)	(76)	(440)
Reimbursable expenses	(8)	(8)	(18)	(4)	(24)
Depreciation	(28)	(27)	(68)	(17)	(95)
Amortization of intangibles	(10)	—	(22)	—	—
Management contract expenses	(49)	(33)	(98)	(31)	(148)
Selling, general and administrative expenses	(18)	(16)	(42)	(6)	(48)

Total operating expenses	(250)	(237)	(571)	(134)	(755)

Other operating items
Loss on impairment of long-lived assets	—	—	—	—	(152)
Gain on disposals	1	11	1	2	22
Other operating income	—	—	—	—	3

Total other operating items	1	11	1	2	(127)

Operating profit/(loss)	20	(4)	45	37	(250)
Financial and other non-operating items
Interest income	4	—	7	—	1
Interest expense	(33)	(18)	(73)	(7)	(97)
Share in results from associated companies (net of tax)	(1)	2	(7)	(2)	3
Gain on derivative financial instruments	4	—	11	1	—
Foreign exchange (loss)/gain	(6)	(8)	(9)	8	1
Reorganization items, net	(3)	(24)	(12)	3,683	(250)
Other financial items	(1)	—	(2)	21	(12)

Total financial and other non-operating items, net	(36)	(48)	(85)	3,704	(354)

(Loss)/profit before income taxes	(16)	(52)	(40)	3,741	(604)
Income tax expense	(2)	(3)	(10)	(2)	(11)

(Loss)/profit from continuing operations	(18)	(55)	(50)	3,739	(615)
Profit/(loss) after tax from discontinued operations	2	(31)	2	(33)	(76)

Net (loss)/profit	(16)	(86)	(48)	3,706	(691)

Basic/Diluted (loss)/earnings per share from continuing operations (US dollar)	(0.36)	(0.55)	(1.00)	37.25	(6.13)
Basic/Diluted earnings/(loss) per share from discontinued operations (US dollar)	0.04	(0.31)	—	(0.33)	(0.75)
Basic/Diluted (loss)/earnings per share (US dollar)	(0.32)	(0.86)	(1.00)	36.92	(6.88)

(1)	Predominantly relates to transactions with related parties.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and nine months ended September 30, 2021 (Predecessor)

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Net (loss)/profit	(16)	(86)	(48)	3,706	(691)

Other comprehensive gain, net of tax, relating to continuing operations:
Actuarial gain relating to pension	—	—	3	1	—
Other comprehensive gain, net of tax, relating to discontinued operations:
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	—	—	16	—
Change in fair value of debt component of Archer convertible bond	—	—	—	(1)	1
Share in results from associated companies	—	1	—	(2)	5

Other comprehensive income	—	1	3	14	6

Total comprehensive (loss)/income for the period	(16)	(85)	(45)	3,720	(685)

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at September 30, 2022 (Successor) and December 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions, except per share data)	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	224	293
Restricted cash	55	160
Accounts receivable, net	143	158
Amounts due from related parties, net	62	28
Assets held for sale -current	392	1,145
Other current assets	267	197

Total current assets	1,143	1,981

Non-current assets
Investments in associated companies	79	27
Drilling units	1,648	1,431
Restricted cash	70	63
Deferred tax assets	10	10
Equipment	9	11
Assets held for sale - non-current	—	347
Other non-current assets	23	27

Total non-current assets	1,839	1,916

Total assets	2,982	3,897

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	32	—
Trade accounts payable	75	53
Liabilities associated with assets held for sale - current	37	983
Other current liabilities	273	219

Total current liabilities	417	1,255

Liabilities subject to compromise	—	6,117
Liabilities subject to compromise associated with assets held for sale	—	118
Non-current liabilities
Long-term debt	950	—
Deferred tax liabilities	9	9
Liabilities associated with assets held for sale - non-current	—	2
Other non-current liabilities	152	112

Total non-current liabilities	1,111	123

Commitments and contingencies
Equity
Common shares of par value US$0.01 per share: 375,000,000 shares authorized and 49,999,998 issued at September 30, 2022 (Successor)	—	—
Common shares of par value US$0.10 per share: 138,880,000 shares authorized and 100,384,435 issued at December 31, 2021 (Predecessor)	—	10
Additional paid-in capital	1,499	3,504
Accumulated other comprehensive income/(loss)	3	(15)
Retained loss	(48)	(7,215)

Total equity/(deficit)	1,454	(3,716)

Total liabilities and equity	2,982	3,897

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and nine months ended September 30, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Cash Flows from Operating Activities
Net (loss)/profit	(48)	3,706	(691)
Net (loss)/profit from continuing operations	(50)	3,739	(615)
Net profit/(loss) from discontinued operations	2	(33)	(76)
Net operating net profit/(loss) adjustments related to discontinued operations (1)	1	38	84
Adjustments to reconcile net profit/(loss) to net cash used in operating activities:
Depreciation	68	17	95
Amortization of unfavorable and favorable contracts	22	—	—
Gain on disposals	(1)	(2)	(22)
Loss on impairment of intangible assets	—	—	152
Share in results from associated companies (net of tax)	7	2	(3)
Deferred tax loss/(benefit)	2	(4)	1
Unrealized gain on derivative	(8)	(1)	—
Payment in kind interest	30	—	—
Amortization of discount on debt	(1)	7	73
Unrealized foreign exchange loss/(gain)	3	(6)	2
Non-cash (gain)/loss reorganization items, net	—	(3,487)	168
Fresh Start valuation adjustments	—	(266)	—
Change in allowance for credit losses	—	(1)	47
Other cash movements in operating activities
Payments for long-term maintenance	(59)	(2)	(31)
Repayments made under failed sales and leaseback arrangements	—	(11)	(40)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	26	(11)	(7)
Trade accounts payable	22	—	13
Prepaid expenses/accrued revenue	(19)	—	5
Deferred revenue	(1)	(18)	8
Deferred mobilization costs	(75)	(4)	(6)
Related party receivables	(20)	(13)	(19)
Related party payables	—	—	3
Other assets	30	(4)	(19)
Other liabilities	9	4	72

Net cash flows used in operating activities	(12)	(56)	(115)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(108)	(18)	(24)
Proceeds from disposal of assets	1	2	18
Funds advanced to discontinued operations	(16)	(20)	—
Impact on cash from deconsolidation of discontinued operation	—	(94)	—
Cash flows from investing activities (discontinued operations)	(30)	—	(38)

Net cash flows used in investing activities	(153)	(130)	(44)

(1)

Relates to adjustments made to the net income/loss from discontinued operations to reconcile to net cash flows from operating activities from discontinued operations. The adjustments reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of the effect of acquisitions and disposals. The net cash used in operating activities for the successor period from February 23, 2022 through September 30, 2022 was $3 million and for the predecessor period from January 1, 2022 through February 22, 2022 was $5 million provided by. (Nine months ended September 30, 2021 (Predecessor): $8 million provided by).

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and nine months ended September 30, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022	Nine months ended September 30, 2021
Cash Flows from Financing Activities
Proceeds from debt	—	175	—
Proceeds from convertible bond issuance	—	50	—
Repayments of secured credit facilities	—	(160)	—
Cash flows from financing activities (discontinued operations)	16	20	—

Net cash provided by financing activities	16	85	—

Effect of exchange rate changes on cash	(3)	6	(2)

Net decrease in cash and cash equivalents, including restricted cash	(152)	(95)	(161)
Cash and cash equivalents, including restricted cash, at beginning of the period	509	604	723
Included in cash and cash equivalents and restricted cash per the balance sheet	490	516	652
Included in assets of discontinued operations	19	88	71
Cash and cash equivalents, including restricted cash, at the end of period	357	509	562
Included in cash and cash equivalents and restricted cash per the balance sheet	349	490	521
Included in assets of discontinued operations	8	19	41
Supplementary disclosure of cash flow information
Interest paid	(31)	—	—
Taxes paid	(9)	(1)	(5)
Reorganization items, net paid	(11)	(56)	(49)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and nine months ended September 30, 2021 (Predecessor)

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss		Total deficit
Balance as at January 1, 2021 (Predecessor)	10	3,504	(26)	(6,628)	(3,140)

Net loss from continuing operations	—	—	—	(301)	(301)
Net loss from discontinued operations	—	—	—	(10)	(10)

Balance as at March 31, 2021 (Predecessor)	10	3,504	(26)	(6,939)	(3,451)

Net loss from continuing operations	—	—	—	(259)	(259)
Net loss from discontinued operations	—	—	—	(35)	(35)
Other comprehensive income from discontinued operations	—	—	5	—	5

Balance as at June 30, 2021 (Predecessor)	10	3,504	(21)	(7,233)	(3,740)

Net loss from continuing operations	—	—	—	(55)	(55)
Net loss from discontinued operations	—	—	—	(31)	(31)
Other comprehensive income from discontinued operations	—	—	1	—	1

Balance as at September 30, 2021 (Predecessor)	10	3,504	(20)	(7,319)	(3,825)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the period from February 23, 2022 through September 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and nine months ended September 30, 2021 (Predecessor)

(In $ millions)	Predecessor Common shares	Predecessor Additional paid-in capital	Successor Common shares	Successor Additional paid-in capital	Accumulated other comprehensive loss	Retained (loss)/ profit	Total (deficit)/ equity
Balance as at January 1, 2022 (Predecessor)	10	3,504	—	—	(15)	(7,215)	(3,716)

Other comprehensive income from continued operations	—	—	—	—	1	—	1
Other comprehensive loss from discontinued operations	—	—	—	—	(3)	—	(3)
Recycling of PES AOCI on deconsolidation	—	—	—	—	16	—	16
Net loss from continuing operations	—	—	—	—	—	(74)	(74)
Net loss from discontinued operations	—	—	—	—	—	(33)	(33)

Balance as at February 22, 2022 (Predecessor)	10	3,504	—	—	(1)	(7,322)	(3,809)

Net gain from reorganization adjustments	—	—	—	1,495	—	3,571	5,066
Net gain from Fresh Start adjustments	—	—	—	—	—	242	242
Issuance of Successor common stock	—	—	—	4	—	(4)	—
Cancellation of Predecessor equity	(10)	(3,504)	—	—	1	3,513	—

Balance as at February 23, 2022 (Successor)	—	—	—	1,499	—	—	1,499

Net income from continuing operations	—	—	—	—	—	4	4
Net loss from discontinued operations	—	—	—	—	—	—	—

Balance as at March 31, 2022 (Successor)	—	—	—	1,499	—	4	1,503

Net loss from continuing operations	—	—	—	—	—	(36)	(36)
Net income from discontinued operations	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	3	—	3

Balance as at June 30, 2022 (Successor)	—	—	—	1,499	3	(32)	1,470

Net loss from continuing operations	—	—	—	—	—	(18)	(18)
Net income from discontinued operations	—	—	—	—	—	2	2

Balance as at September 30, 2022 (Successor)	—	—	—	1,499	3	(48)	1,454

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: November 30, 2022	By:	/s/ Simon Johnson Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)